December 28, 2009
VIA EDGAR
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	Goldman Sachs Dynamic Allocation Fund (the “Fund”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to Elise M. Dolan and Matthew A. Wolfe of Dechert LLP in a telephonic discussion on Thursday, October 29, 2009, with respect to your review of the Fund’s registration statement filed with the Securities and Exchange Commission on September 17, 2009. We have reproduced your comments below, followed by our responses.
1.	Comment: Please confirm that you will include the ticker symbols (once obtained) for each class of the Fund on the front cover of the Prospectus.

Response: The Fund hereby confirms that it will include ticker symbols for each share class on the front cover of the Prospectus.

2.	Comment: Please remove “risk diversification” from the description of the Fund’s investment objective, as risk diversification is more an investment strategy than an objective.

Response: We will incorporate your comment.

3.	Comment: Footnotes 1, 2, 4 and 5 to the fees and expenses tables on pages 1-2 of the Prospectus should be removed from the summary section of the Prospectus as they are not required by Form N-1A.

Response: We will incorporate your comment.

4.	Comment: Footnote 6 to the expenses table on page 2 of the Prospectus should be expanded to provide information on the period for which the expense limitation is expected to continue, including the expected termination date, and a brief description of who can terminate the arrangement and under what circumstances per Instruction 3(e) to Item 3 of Form N-1A.

Response: We will incorporate your comment.

5.	Comment: The language under “Expense Example” on page 2 of the Prospectus should be changed to match more closely the language in Item 3 of Form N-1A.

Response: We will incorporate your comment.

6.	Comment: The sentence “The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months” at the bottom of page 2 of the Prospectus should be removed in its entirety, as it is not required by Form N-1A.

Response: We will incorporate your comment.

7.	Comment: The language of the section entitled “Portfolio Turnover” on page 3 of the Prospectus should be changed to match more closely the language in Item 3 of Form N-1A.

Response: We will incorporate your comment.

8.	Comment: Under “Fund Strategies” on page 3 of the Prospectus, describe how individual securities are selected.

Response: We will include the following statement in the “Fund Strategies” section: “Within a given asset class, the Quantitative Investment Strategies Group will consider a number of factors in selecting individual securities and investment types, including: cost, trading volume and efficiency and regulatory considerations.”

9.	Comment: Under “Fund Strategies” on page 3 of the Prospectus, describe how the Fund’s investment objective of capital appreciation is achieved, and state which investments made by the Fund are intended to achieve this objective.

Response: We believe the following statement, included in the “Fund Strategies” section, addresses this comment: “The Fund seeks to achieve its investment objective by investing primarily in ETFs, futures, swaps and other derivatives that provide exposure to a broad spectrum of asset classes, including equities (both in US and non-US companies), fixed income (US and non-US, investment grade and high yield) and commodities.”

10.	Comment: Under “Fund Strategies” on page 3 of the Prospectus, please include a statement that the Fund is “non-diversified” for purposes of the Investment Company Act of 1940, as amended.

Response: We will incorporate your comment.

11.	Comment: Under “Fund Strategies” on page 3 of the Prospectus, generally please revise to better meet “Plain English” standards, providing more explanation of the concepts contained therein.

Response: We will revise this disclosure to reflect your comments regarding simplification of the language to better meet the “Plain English” standards.

12.	Comment: Under “Principal Risks of the Fund” on page 4 of the Prospectus, please revise “Treasury Inflation Protected Securities Risk” to better meet “Plain English” standards, explaining the terms of art used therein, such as “nominal interest rates.”

Response: We will incorporate your comment.

13.	Comment: Under “Principal Risks of the Fund” on page 5 of the Prospectus, please revise “Leverage Risk” to better meet “Plain English” standards, providing more explanation.

Response: We will incorporate your comment.

14.	Comment: The cross reference “For additional information please see the “Risks of the Fund” on page 11 and “Appendix A” on page 52 in this Prospectus” on page 5 of the Prospectus should be removed in its entirety, as it is not required by Form N-1A.

Response: We will incorporate your comment.

15.	Comment: Please remove from the summary section or streamline the information contained in the second sentence of the first paragraph under “Buying and Selling Fund Shares” on page 5 of the Prospectus. In addition, paragraphs three and four, and all except the first sentence of paragraph five, should be removed from this section, as they are not required by Form N-1A.

Response: We will incorporate your comment.

16.	Comment: Please revise the caption “Payments to Authorized Institutions” on page 6 of the Prospectus to match the language in Item 8 of Form N-1A.

Response: We will incorporate your comment.

17.	Comment: The section “Dynamic Allocation Fund Philosophy” on page 8 of the Prospectus states that the “Investment Adviser also targets a constant level of risk under normal circumstances.” Please provide more explanation of this statement in “Plain English.”

Response: We will remove this disclosure.

18.	Comment: Please confirm whether the risks listed in the “Risks of the Fund” chart on page 11 of the Prospectus are principal risks, and, if so, list each of them under “Principal Risks of the Fund” in the summary section of the Prospectus.

Response: The Fund has listed each of the risks that it considers principal risks of the Fund in the summary section of the Prospectus. The Fund has provided additional information on these, and other risks, in the “Risks of the Fund” section of the Prospectus and in Appendix A. The Fund believes that disclosure regarding these additional risks is relevant and important to Fund shareholders.

19.	Comment: Under “Risks of the Fund” on page 12 of the Prospectus, please include in the disclosure for “Commodity Sector Risk” greater explanation of “commodity-linked derivative instruments.”

Response: We will incorporate your comment.

20.	Comment: Under “Fund Managers” on page 20 of the Prospectus, please provide five year employment history for Michael Nigro.

Response: We will incorporate your comment.

21.	Comment: Please confirm that the Shareholder Guide will not be used as a separate disclosure document as had previously been permitted by Item 6(g) of Form N-1A.

Response: The Fund hereby confirms that the Shareholder Guide will not be used as a separate disclosure document as previously contemplated by Item 6(g) of Form N-1A.
Please do not hesitate to contact the undersigned at 202.251.3459 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Reza Pishva

cc:	George Djurasovic, Goldman Sachs

Patricia Meyer, Goldman Sachs Elise M. Dolan, Dechert LLP Matthew A. Wolfe, Dechert LLP